UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
[ X ]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2024

[ ]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
December 31, 2024 and 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

By:	Thermo Fisher Scientific Inc., Pension Committee

By:	/s/ Stephen Williamson
Stephen Williamson
Senior Vice President, Chief Financial Officer and
Member of the Pension Committee

Date: June 17, 2025

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2024 and 2023

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index

*Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 17, 2025

We have served as the Plan’s auditor since 2002.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

(In thousands)	2024	2023
Assets
Investments, at fair value (Notes 2 and 4)	$10,145,026	$6,936,762
Receivables
Employer contributions	18,768	13,878
Participant contributions	—	9,365
Notes receivable from participants	100,347	73,076
Investments receivable (Notes 1 and 2)	—	476,851
Total receivables	119,115	573,170
Net assets available for benefits	$10,264,141	$7,509,932

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024

(In thousands)	2024
Additions
Investment income
Dividend income	$35,893
Net appreciation in fair value of investments	1,206,861
Total investment income	1,242,754
Interest income on notes receivable from participants	6,837
Contributions
Employer	266,690
Participants	479,212
Participant rollovers	89,026
Total contributions	834,928
Total additions	2,084,519
Deductions
Benefits paid to participants	980,059
Administrative expenses	1,871
Total deductions	981,930
Net increase in net assets available for benefits prior to merger	1,102,589
Merger of 401(k) plans (Note 1)	1,651,620
Net increase in net assets available for benefits	2,754,209
Net Assets Available for Benefits
Beginning of year	7,509,932
End of year	$10,264,141

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
Note 1.        Plan Description
The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of certain employees of Thermo Fisher Scientific Inc. (the “Plan Sponsor” or the “Company”). Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. Prior to January 1, 2024, T. Rowe Price Trust Company (“T. Rowe Price”) served as the trustee of the Plan. As of December 31, 2023, $476,851,000 of Plan assets held by T. Rowe Price were liquidated and in transit to Fidelity. These amounts were received by Fidelity on January 2, 2024 and are included in investments receivable in the accompanying Statements of Net Assets Available for Benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). U.S. employees (as defined by the Plan) of the Company and its participating subsidiaries are generally eligible to participate in the Plan upon their date of hire (or rehire).
Mergers
The Company acquired PPD, Inc. in December 2021. Effective January 1, 2024, the Pharmaceutical Product Development, LLC Retirement Savings Plan (“PPD Plan”) and the Evidera 401(k) Plan (“Evidera Plan”) were merged into the Plan. The assets of the PPD Plan and Evidera Plan were liquidated and proceeds of $1,540,931,000 and $64,491,000, respectively, were transferred into the Plan in January 2024. Participants of the PPD and Evidera Plans became eligible to participate in the Plan effective January 1, 2024. In addition, $46,198,000 of proceeds from other acquired companies' plans were merged into the Plan in 2024.
Contributions
Each year participants may contribute on a combined pre-tax and Roth basis up to 75% of their eligible annual compensation to the Plan, subject to annual individual deferral limitations under the United States Internal Revenue Code (IRC). Participants may also make after-tax contributions of up to 8% of their annual eligible compensation to the Plan (subject to maximums as determined by the Plan Administrator). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Plan includes an auto-enrollment provision whereby all newly eligible employees (including the Fair Lawn union group as of April 1, 2024) are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated asset allocation trust fund until changed by the participant.
The Company’s discretionary matching contribution is equal to 100% of the first 6% of eligible compensation for pre-tax and Roth participant contributions to the Plan; after-tax contributions are not eligible for Company matching contributions. New participants are required to complete one year of service to qualify for the Company matching contribution. The Company’s matching contribution is invested into various investment options, including investment funds and the Company’s common stock, according to the participant's investment elections.
Employee contributions and the Company match are recorded on a bi-weekly basis or weekly for those employees on a weekly payroll.
Participants may elect to roll over certain portions of their Plan accounts to a designated Roth contribution account in the Plan (“In-Plan Roth Rollover Contribution”). In-Plan Roth Rollover Contribution accounts are subject to certain restrictions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, and Company matching contributions, as well as an allocation of Plan earnings/(losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan, which are shared by participants equally, and other fees based on specific participant transactions (see Note 2). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their pre-tax, Roth, catch-up, and after-tax contributions, as well as rollovers of previous employers’ eligible qualified plans, and any income or losses on those balances. Participants become 100% vested in the Company’s matching contributions, plus any income or losses on those balances, after two years of service.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
Notes Receivable from Participants
Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account, with terms generally up to five years except when use of the proceeds is for the purchase of a primary residence, for which terms can be up to 30 years. The loan interest rate, determined as of the beginning of each calendar month, is set at one percentage point above the prime rate as established in the Wall Street Journal. The interest rates on existing loans ranged from 3.25% to 9.75% at December 31, 2024 and 2023. Principal and interest are repaid through payroll deductions for current employees.
Benefit Payments and Plan Withdrawals
Upon termination of service, a participant (or beneficiary) may elect to receive the participant’s account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.
Forfeited Accounts
At December 31, 2024 and 2023, forfeited nonvested accounts totaled $5,904,000 and $4,465,000, respectively. These accounts can be used to reduce future employer contributions, and may be used to pay Plan expenses to the extent excess forfeitures remain after funding employer contributions. In 2024, employer contributions were reduced by $11,681,000 from forfeited nonvested accounts.
Note 2.        Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value. Shares of mutual funds are valued at net asset value at year-end. The Plan’s interests in common collective trusts and other investments are valued based on the net asset value per share as provided by the trustee of the fund, which is used as a practical expedient to estimate fair value. The Company’s common stock is valued based on quoted market prices. See Note 4 for more information on valuation of the Plan’s investments.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation/(depreciation) in the fair value of its investments, which consists of realized gains/losses and the change in unrealized appreciation/(depreciation) on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.
The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. This fund’s investments meet the fully benefit-responsive investment contract criteria and therefore the underlying investment and related transactions are reported at contract value. The T. Rowe Price Stable Value Common Trust Fund’s net asset value is therefore computed on a contract value basis. This net asset value represents the Plan’s fair value as the net asset value is the basis upon which the Plan transacts with the fund.
In connection with the transition of trustees effective January 1, 2024 (Note 1), amounts that were liquidated and in transit from T. Rowe Price to Fidelity as of December 31, 2023 are reported as investments receivable in the accompanying Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
Benefits Paid to Participants
Benefits are recorded when paid.
Administrative Expenses
Certain expenses associated with the recordkeeping, management of, and administration of the Plan are paid by the Plan. Expenses that are paid by the Company are excluded from these financial statements. Fees related to recordkeeping, the administration of notes receivable from participants, and certain other transaction fees are charged directly to the participant’s account and included in administrative expenses. Fees earned by Fidelity for administrative services, excluding fees for recordkeeping services, are processed and administered through non-participant directed accounts held in the Vanguard Treasury Money Market Investment Fund. These non-participant directed accounts can also be used to pay for other Plan expenses, such as audit, legal and investment consultation fees. During 2024, Plan expenses of $701,000 were paid from such accounts, which was partially offset by $400,000 of revenue credits received in connection with the recordkeeping services agreement the Plan has with Fidelity. Such refunds are reflected as a reduction in administrative expenses on the accompanying Statement of Changes in Net Assets Available for Benefits.
At December 31, 2024 and 2023, there was $54,000 and $161,000, respectively, in these accounts available to pay future Plan expenses.
Risks and Uncertainties
The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Subsequent Events
The Plan has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes, and no subsequent events requiring accrual or disclosure have occurred that are not otherwise disclosed herein.
Note 3.        Tax Status
The Plan has received a favorable determination letter dated March 12, 2018, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan’s ERISA counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.
Note 4.         Fair Value Measurements
The fair value accounting guidance requires that assets and liabilities carried at fair value, excluding assets measured at the net asset value per share (or its equivalent) practical expedient, be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.
Level 3: Inputs are unobservable data points that are not corroborated by market data.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
The following tables present information about the Plan's investments measured at fair value on a recurring basis:

(In thousands)	December 31, 2024	Level 1	Level 2	Level 3	Not subject to leveling (1)
Mutual funds	$319,296	$319,296	$—	$—	$—
Common collective trusts	9,612,682	—	—	—	9,612,682
Other investments	2,695	—	—	—	2,695
Common stock	210,353	210,353	—	—	—
Total investments at fair value	$10,145,026	$529,649	$—	$—	$9,615,377
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

(In thousands)	December 31, 2023	Level 1	Level 2	Level 3	Not subject to leveling (1)
Mutual funds	$244,317	$244,317	$—	$—	$—
Common collective trusts	6,453,947	—	—	—	6,453,947
Common stock	238,498	238,498	—	—	—
Total investments at fair value	$6,936,762	$482,815	$—	$—	$6,453,947
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.
The following table presents information about the Plan's investments measured at the net asset value per share (or its equivalent) practical expedient:

	Fair value as of December 31,		Redemption
(In thousands)	2024	2023	Notice Period (b)
Asset Category (a)
Asset allocation funds	$6,904,581	$5,011,462	1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Equity funds	2,154,351	935,372	0-1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Fixed income funds	217,512	107,049	1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Guaranteed investment contract fund	336,238	400,064	1 day notice for participant withdrawals 12 months for Plan withdrawals
Stable value investment funds	2,695	—	1 day notice for participant withdrawals 12 months or over a multiple-year in tranches for Plan withdrawals
	$9,615,377	$6,453,947
(a) There were no unfunded commitments at December 31, 2024 and 2023.
(b) Redemption frequency is daily for all asset categories.
Note 5.         Parties-in-Interest and Related-party Transactions
Certain Plan investments are invested in or managed by Fidelity and T. Rowe Price Retirement Services, an affiliate of T. Rowe Price. Effective January 1, 2024, Fidelity replaced T. Rowe Price as the trustee of the Plan (Note 1). Therefore, transactions in these investments qualify as party-in-interest transactions. Notes receivable and related interest from participants also qualify as party-in-interest transactions.
The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. As of December 31, 2024 and 2023, the Plan held 404,341 and 449,327 shares, respectively, of Company common stock. In 2024 and 2023, the Plan purchased shares of Company common stock on the open market having a value of $22,458,000 and $22,240,000, respectively. In 2024 and 2023, the Plan sold shares of Company common stock on the open market having a value of $40,904,000 and $51,720,000, respectively. In 2024 and 2023, the Plan received cash dividends of $654,000 and $825,000, respectively, on shares of Company common stock held.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
Note 6.        Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In such event, the assets of the Plan would be distributed to participants in accordance with Plan provisions.
Note 7.         Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
(in thousands)	2024	2023
Net assets available for plan benefits per the financial statements	$10,264,141	$7,509,932
Deemed distribution of participants loans	(776)	(60)
Net assets available for plan benefits per the Form 5500	$10,263,365	$7,509,872
The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500:

December 31,
(in thousands)	2024
Net increase in assets available for plan benefits per the financial statements	$2,754,209
Deemed distribution of participants loans	(716)
Net increase in assets available for plan benefits per the Form 5500	$2,753,493

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024
Supplemental Schedule
(In thousands)

Identity of Issue/Borrower,	Description of investments including maturity date,
Lessor or Similar Party	rate of interest, collateral, par or maturity value	Cost	Current Value
Mutual Funds
Dodge & Cox	Dodge & Cox Stock Fund Class X	(2)	$313,415
Vanguard	Vanguard Treasury Money Market Fund Investor Shares	$5,881	5,881
Total mutual funds			319,296
Common Collective Trusts
T. Rowe Price	Retirement 2035 Active Trust Class K	(2)	1,232,809
T. Rowe Price	Retirement 2040 Active Trust Class K	(2)	1,134,885
T. Rowe Price	Retirement 2030 Active Trust Class K	(2)	1,047,207
State Street Global Advisors	State Street S&P 500 Index Securities Lending Series Fund Class II	(2)	931,659
T. Rowe Price	Retirement 2045 Active Trust Class K	(2)	880,763
T. Rowe Price	Retirement 2025 Active Trust Class K	(2)	704,812
T. Rowe Price	Retirement 2050 Active Trust Class K	(2)	669,503
Fidelity	Fidelity Blue Chip Growth Commingled Pool Class O (1)	(2)	570,861
T. Rowe Price	Retirement 2055 Active Trust Class K	(2)	462,068
T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund R	(2)	336,238
T. Rowe Price	Retirement 2020 Active Trust Class K	(2)	315,384
State Street Global Advisors	State Street Russell Small/Mid Cap Index Securities Lending Series Fund Class II	(2)	298,015
T. Rowe Price	Retirement 2060 Active Trust Class K	(2)	249,647
Jennison Associates	Jennison US Small-Cap Equity Fund - Class 9	(2)	126,097
Capital Group	Capital Group EuroPacific Growth TrustSM (US) Class U4	(2)	116,378
Fidelity	FIAM Core Plus Commingled Pool Class C (1)	(2)	113,489
State Street Global Advisors	State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	(2)	111,341
T. Rowe Price	Retirement 2015 Active Trust Class K	(2)	85,910
State Street Global Advisors	State Street U.S. Bond Index Securities Lending Series Fund Class XIV	(2)	64,871
T. Rowe Price	Retirement 2065 Active Trust Class K	(2)	62,824
State Street Global Advisors	State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II	(2)	39,104
T. Rowe Price	Retirement 2010 Active Trust Class K	(2)	34,028
T. Rowe Price	Retirement 2005 Active Trust Class K	(2)	24,741
MetLife	Great Gray CIT III for MetLife Group Annuity Contract No. 25554 CL J	(2)	48
Total common collective trusts			9,612,682
Other investments
Voya Financials	Blended Stable Value II	(2)	1,727
Voya Financials	Blended Stable Value I	(2)	628
Voya Financials	Blended Stable Value III	(2)	340
Total other investments			2,695
Common Stock
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	210,353
Participant Loans	Participant Loans (for a term not exceeding 30 years
	at interest rates ranging from 3.25% to 9.75%) (1)		100,347

Total			$10,245,373
(1) Assets are a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Exhibit Index
December 31, 2024 and 2023

Exhibit Number	Description of Exhibit
23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm